Alliance Tower Corporation

April 18, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Withdrawal of Registration Statement on Form SB-2, as amended (the "Registration Statement") filed with the Securities and Exchange Commission on July 16th, 2004 (Registration No. 333-117411)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securites Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR System, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Alliance Towers, Inc. (the "Registrant") to withdraw the Registration Statement on Form SB-2, as amended, filed by the Registrant on July 16th, 2004 (the "Registration Statement").

No securities were sold in connection with the Registration Statement. The withdrawal is being sought at the request of the SEC upon notification from the SEC that the Registrant's private placement must be completed and that a new registration statement should be filed with the SEC with respect to such offering. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.


Sincerely,

/s/ Robert Sandburg
-------------------------------------
Robert Sandburg
President and Chief Executive Officer